Dreyfus Premier New York Municipal Bond Fund

February 28, 2005 (Unaudited)

Long-Term Municipal Investments--99.4%

New York--91.9%	Principal Amount ($)		Value ($)
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000		1,327,105
Jefferson County Industrial Development Agency, SWDR (International Paper Co.) 5.20%, 12/1/2020	1,465,000		1,500,600
Long Island Power Authority, Electric System Revenue 5.25%, 12/1/2014	3,000,000		3,322,830
Metropolitan Transportation Authority, Revenue:			
5%, 11/15/2009 (Insured; MBIA)	3,000,000		3,257,370
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000		4,506,280
5%, 11/15/2021 (Insured; AMBAC)	1,500,000		1,616,685
Dedicated Tax Fund:			
6.125%, 4/1/2015 (Insured; FGIC) (Prerefunded; 4/1/2010)	2,145,000	a	2,456,540
5.25%, 11/15/2025 (Insured; FSA)	2,000,000		2,169,520
Transit Facilities:			
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 1/1/2012)	1,225,000	a	1,358,096
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 7/1/2012)	2,775,000	a	3,088,325
Nassau County Industrial Development Agency, IDR (Keyspan - Glenwood) 5.25%, 6/1/2027	4,000,000		4,139,160
Newburg Industrial Development Agency, IDR (Bourne and Kenney Redevelopment Co.) 5.75%, 8/1/2032 (Guaranteed; SONYMA)	1,000,000		1,077,140
New York City:			
6.75%, 2/1/2009	2,000,000		2,256,320
5.25%, 8/1/2016 (Insured; MBIA)	3,500,000		3,750,460
6%, 8/1/2017	2,210,000		2,372,877
6%, 8/1/2017 (Prerefunded 8/1/2007)	790,000	a	860,681
5%, 8/1/2021	2,000,000		2,101,940
5.50%, 8/1/2021	2,000,000		2,180,440
5%, 8/1/2021	2,000,000		2,110,540
5.25%, 8/15/2024	2,420,000		2,580,688
New York City Industrial Development Agency, Civic Facility Lease Revenue:			

(College of Aeronautics Project) 5.45%, 5/1/2018	1,000,000	1,027,970

New York City Municipal Water Finance Authority,
Water and Sewer Systems Revenue:

5.375%, 6/15/2015	4,000,000	4,439,680
5.25%, 6/15/2034	2,000,000	2,106,900

New York City Transitional Finance Authority, Revenue:

Zero Coupon 11/1/2011	2,000,000		1,557,580
5.25%, 5/1/2012 (Prerefunded 5/1/2008)	4,000,000	a	4,346,840
6%, 11/15/2013	450,000		513,761
5.50%, 11/1/2026	2,000,000		2,222,580
5.25%, 2/1/2029	2,450,000		2,664,718

New York State Dormitory Authority, Revenues:
(Consolidated City University System):

5.75%, 7/1/2009 (Insured; AMBAC)	3,000,000		3,297,690
5.75%, 7/1/2013 (Insured; AMBAC)	1,000,000		1,141,530
5.625%, 7/1/2016	4,000,000		4,589,760
5.75%, 7/1/2016 (Insured; FGIC)	1,000,000		1,131,330
5.75%, 7/1/2018 (Insured; FSA)	1,000,000		1,165,280
(Court Facilities) 5.25%, 5/15/2015	3,000,000		3,292,890

Health Hospital and Nursing Home:

(Catholic Health of Long Island) 5%, 7/1/2021	2,000,000		2,070,060
(Department of Health):			
5%, 7/1/2014	2,000,000		2,178,120
5.75%, 7/1/2017 (Prerefunded 7/1/2016)	390,000	a	414,340
(Ideal Senior Living Center Housing Corp.)			
5.90%, 8/1/2026 (Insured; MBIA; FHA)	1,000,000		1,053,610
(Lutheran Medical Center)			
5%, 8/1/2014 (Insured; MBIA)	1,000,000		1,082,280
Mental Health Facilities Improvement			
5%, 2/15/2028	1,000,000		1,033,180
(Miriam Osborn Memorial Home)			
6.875%, 7/1/2019 (Insured; ACA)	1,000,000		1,132,710

(Municipal Health Facilities Improvement Program) 5.50%, 5/15/2024 (Insured; FSA)	1,000,000	1,049,690
(New York Methodist Hospital) 5.25%, 7/1/2024	1,750,000	1,852,515
(North General Hospital):		
5.20%, 2/15/2015 (Insured; AMBAC)		
(Prerefunded 2/15/2015)	2,000,000 a	2,152,380
5.75%, 2/15/2016	3,000,000	3,351,750
(Winthrop South Nassau University Hospital)		
5.50%, 7/1/2023	1,650,000	1,744,776
(Long Island University) 5.50%, 9/1/2020	1,585,000	1,726,397
(Manhattan College) 5.50%, 7/1/2016	975,000	1,068,035
(New York University) 5.50%, 7/1/2040 (Insured; AMBAC)	2,500,000	2,939,625
(Rochester University) 5%, 7/1/2034	2,870,000	2,950,704
(State Personal Income Tax)		
5.375%, 3/15/2022	1,000,000	1,132,670
(State University Educational Facilities):		
5.875%, 5/15/2017	2,000,000	2,339,120
5.50%, 5/15/2026 (Insured; FSA)		
(Prerefunded 5/15/2006)	5,000,000 a	5,281,050
5.50%, 7/1/2026 (Insured; FGIC)	1,000,000	1,127,660
New York State Housing Finance Agency,		
Service Contract Obligation Revenue:		
6.25%, 9/15/2010	1,080,000	1,122,649
6.25%, 9/15/2010 (Prerefunded 9/15/2007)	1,920,000 a	2,071,546
5.50%, 9/15/2018	1,650,000	1,761,144
New York State Power Authority, Revenue:		
8.029%, 11/15/2015 (Insured; MBIA)	2,000,000 b,c	2,350,180
5%, 11/15/2020	2,000,000	2,149,500
New York State Thruway Authority, Service Contract		
Revenue (Local Highway and Bridge):		
6%, 4/1/2011	1,955,000	2,122,055
5.75%, 4/1/2019	2,000,000	2,239,020
5.25%, 4/1/2020	2,500,000	2,780,800
New York State Urban Development Corp., Revenue:		
Correctional Capital Facilities		
5.70%, 1/1/2016	5,350,000	5,755,744
Correctional & Youth Facilities:		
5.25%, 1/1/2010	2,000,000	2,179,180
5%, 1/1/2027	2,000,000	2,126,480
Personal Income Tax		
5.50%, 3/15/2017 (Insured; FGIC)	2,450,000	2,796,381
Niagara County Industrial Development Agency, SWDR:		
5.55%, 11/15/2024	1,000,000	1,063,030
5.625%, 11/15/2024	2,000,000	2,129,040

Niagara Frontier Transportation Authority, Airport Revenue

(Buffalo Niagara International Airport)
5.625%, 4/1/2029 (Insured; MBIA)   2,000,000   2,143,640

Orange County Industrial Development Agency,
    Life Care Community Revenue
(Glen Arden Inc. Project) 5.625%, 1/1/2018   1,000,000   898,100

Port Authority of New York and New Jersey
    (Consolidated Thirty Seventh Series)
5.50%, 7/15/2018 (Insured; FSA)   3,000,000   3,365,880

Rensselaer County Industrial Development Agency, IDR
    (Albany International Corp.)
7.55%, 6/1/2007 (LOC; Norstar Bank)   1,500,000   1,641,240

Tobacco Settlement Financing Corporation:
    5.50%, 6/1/2018   1,000,000   1,109,910
    5.50%, 6/1/2021   3,000,000   3,310,320

Triborough Bridge and Tunnel Authority, Revenue:
    5%, 11/15/2032 (Insured; MBIA)   2,000,000   2,069,040
    Highway and Toll 6%, 1/1/2012   2,000,000   2,293,640

Ulster County Industrial Development Agency, Civic Facility
    Revenue (Benedictine Hospital Project) 6.40%, 6/1/2014   730,000   706,684

Watervliet Housing Authority, Residential Housing
    Revenue (Beltrone Living Center Project) 6%, 6/1/2028   1,000,000   942,040

Yonkers Industrial Development Agency, Civic Facility
    Revenue (Saint Joseph's Hospital) 5.90%, 3/1/2008   1,400,000   1,306,732

U.S. Related --7.5%

Children's Trust Fund of Puerto Rico, Tobacco Settlement
    Asset Backed 6%, 7/1/2026 (Prerefunded 7/1/2010)   2,000,000 a   2,274,440

Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2016 (Insured; FSA)	40,000	46,396
9.396%, 7/1/2016 (Insured; FSA)	2,800,000 b,c	3,695,496
Puerto Rico Electric Power Authority, Power Revenue		
5.625%, 7/1/2019 (Insured; FSA)	2,000,000	2,254,760
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5.75%, 7/1/2019 (Insured; MBIA)	1,500,000	1,700,220
Puerto Rico Industrial Medical, Educational and		
Environmental Pollution Control Facilities Financing		
Authority, HR (Saint Luke's Hospital Project)		
6.25%, 6/1/2010 (Prerefunded 6/1/2006)	880,000 a	913,282
Virgin Islands Public Finance Authority, Revenue		
5.50%, 10/1/2014	3,000,000	3,177,660
Total Investments		
(cost $175,717,821)	**99.4%**	**185,709,007**
Cash and Receivables (Net)	**0.6%**	**1,183,003**
Net Assets	**100.0%**	**186,892,010**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
   These securities may be resold in transactions exempt from registration,
   normally to qualified institutional buyers. These securities have been deemed to
   be liquid by the Investment Adviser. At February 28, 2005 these securities
   amounted to $6,045,676, 3.2% of net assets.
d Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference to the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.